UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13E-3/A

          Rule 13e-3 Transaction Statement under Section 13(e) of the
                             Securities Act of 1934
                               (Amendment No. 1)

                            First Banks America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                First Banks, Inc.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    31928N10
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Allen H. Blake
                                First Banks, Inc.
                        600 James S. McDonnell Boulevard
                            Hazelwood, Missouri 63042
                                 (314) 592-5000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
    Receive Notices and Communications on Behalf of Persons Filing Statement)

                                    Copy to:
                                 John S. Daniels
                    6440 North Central Expressway, Suite 503
                               Dallas, Texas 75206
                                 (214) 368-9405

       This Statement is filed in connection with (check the appropriate box):

       1. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101 or Rule 13e(c) (ss.240.13e-3(c) under the Securities Exchange Act of 1934 ("the Act").

       2. [ ] The filing of a registration statement under the Securities Act of 1933.

       3.   [ ]  A tender offer.

       4.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (1) are preliminary copies: [ X ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee
        ----------------------------------------------- ------------------------
        Transaction valuation*                          Amount of filing fee
        ----------------------------------------------- ------------------------
        Transaction  valuation is $32,381,446.62.  Fee
        was  calculated  based upon $92.00 per million       $2,979.09
        of value of the securities being acquired.
        ----------------------------------------------- ------------------------

           * Set forth the amount on which the filing fee is calculated and state how it was determined.

           [X] Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1. Amount Previously Paid: $2,979.09
                           -----------------------------------------------------

2. Form or Registration No: Schedule 13E-3
                            ----------------------------------------------------

3. Filing Party: First Banks, Inc.
                 ---------------------------------------------------------------

4. Date Filed: October 8, 2002
               -----------------------------------------------------------------

                                 JOHN S. DANIELS
                                 ATTORNEY AT LAW
                          6440 NORTH CENTRAL EXPRESSWAY
                                    SUITE 503
                               DALLAS, TEXAS 75206
                                 (214) 368-9405



                                November 18, 2002



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Re:      Amendment No. 1 to Schedule 13E-3 filed by First Banks, Inc.

Ladies and Gentlemen:

Enclosed on behalf of First Banks, Inc., is Amendment No. 1 to Schedule
13E-3 relating to a proposed merger in which First Banks, Inc. proposes to acquire all of the outstanding stock of First Banks America, Inc. ("FBA"). FBA is also filing Amendment No. 1 to its preliminary proxy statement for the same transaction today. The filing fee reflected on the cover sheet was previously paid in accordance with Commission procedures.

If you require additional information regarding this filing, please contact the undersigned at (214) 368-9405.


                                                       Sincerely,


                                                       /s/ John S. Daniels
                                                       -------------------
                                                           John S. Daniels

                                  Introduction

          This Amendment No. 1 to Schedule 13E-3 amends and supplements the Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the "SEC") on October 8, 2002 (as amended and supplemented, the "Schedule 13E-3"), by First Banks, Inc., a Missouri Corporation ("First Banks"). In this Amendment No. 1, the following persons are added as additional filing persons:
(1) First Banks America, Inc., a Delaware corporation which is the subject company of the transaction contemplated hereby ("FBA"); (2) FBA Acquisition Corporation, a Delaware corporation organized and wholly-owned by First Banks solely for the purpose of engaging in the transaction ("FBA Acquisition"); and
(3) James F. Dierberg. This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated September 23, 2002, by and among First Banks, FBA Acquisition and FBA (the "Merger Agreement"), pursuant to which FBA Acquisition will be merged with and into FBA, with FBA as the surviving corporation.

          Concurrently with the filing of this Schedule 13E-3, FBA is filing with the SEC Amendment No. 1 to the preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended, relating to the annual meeting of stockholders of FBA at which the Merger will be voted on. A copy of the Merger Agreement is attached to the Proxy Statement as Appendix A.

          The information in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference in response to all items of this Schedule l3E-3. The Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this statement shall have the meanings given to them in the Proxy Statement.

          Except as amended hereby, the responses set forth in the original
Schedule 13E-3 filed on October 8, 2002, are reaffirmed by all of the filing persons.

Item 3.   Identity and Background of Filing Person.
          (Regulation M-A Item 1003)

          The additional filing persons are FBA, FBA Acquisition and James F. Dierberg. The business address and telephone number for each of them is 135 North Meramec, Clayton, Missouri 63105, and the business telephone number of each of them at that address is (314) 854-5400.

          The directors and executive officers of FBA are identified in the section of the Proxy Statement entitled "ELECTION OF DIRECTORS - Nominees" and "- Executive Officers." The business address for each of such persons is 135 North Meramec, Clayton, Missouri 63105.

          The directors and executive officers of FBA Acquisition are as follows:

          Lisa K. Vansickle           President
          Allen H. Blake              Vice President and Assistant Secretary
          Joyce O'Meara               Vice President and Secretary

          The remaining information required by Item 3 with respect to FBA Acquisition is attached to this Schedule as Exhibits 3S through 3U and is incorporated herein by reference. All of the individuals listed are citizens of the United States, and neither FBA, FBA Acquisition nor, to the best of their knowledge, any of the persons listed has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any judicial or administrative proceeding (except for matters dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her, or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 6.   Purposes of the Transaction and Plans or Proposals
          (Regulation M-A Item 1006)

          (c) As discussed in the section of the Amended Proxy Statement entitled "THE MERGER," following the merger of FBA Acquisition with and into FBA, First Banks intends to cause (i) FBA to merge with and into First Banks (the "FBA Merger'), and (ii) FBA's bank subsidiary, First Bank & Trust, to merge into First Banks' bank subsidiary, First Bank (the "Bank Merger"). These subsequent mergers will result in the elimination of FBA and First Bank & Trust as separate legal entities.

          Upon consummation of the FBA Merger and the Bank Merger, the assets and liabilities of FBA will be combined with, and assumed as a matter of law by, First Banks, which will then operate the combined businesses of FBA and First Banks; the assets and liabilities of First Bank & Trust will be combined with, and assumed as a matter of law by, First Bank; the boards of directors and management of FBA and First Bank & Trust will no longer exist; the capitalization of FBA will be combined into and become a part of the capitalization of First Banks, the capitalization of First Bank & Trust will be combined into and become a part of the capitalization of First Bank, and neither FBA nor First Bank & Trust will have any separate capitalization; the separate banking operations of First Bank & Trust and First Bank will be combined; the common stock of FBA, which has heretofore been listed for trading on the New York Stock Exchange, will no longer be outstanding and will not be so listed; and, following the filing of a required notice, FBA will no longer be registered with or required to file reports with the SEC.

Item 16.  Exhibits.
          (Regulation M-A Item 1016)

          (a)(2) Amendment No. 1 to Preliminary Proxy Statement and form of proxy card, including the appendices thereto (filed by FBA concurrently with this Amendment No. 1 to Schedule 13E-3) is incorporated by reference herein.

          (f)(2) The information from Appendix C to Amendment No. 1 to Preliminary Proxy Statement is incorporated by reference herein.

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          FIRST BANKS, INC.



Date: November 18, 2002                   By:  /s/  Allen H. Blake
                                              ----------------------------------
                                                    Allen H. Blake
                                                    President


                                          FIRST BANKS AMERICA, INC.



Date: November 18, 2002                   By:  /s/  Terrance M. McCarthy
                                              ----------------------------------
                                                    Terrance M. McCarthy
                                                    Executive Vice President


                                          FBA ACQUISITION CORPORATION



Date: November 18, 2002                   By:  /s/  Lisa K. Vansickle
                                              ----------------------------------
                                                    Lisa K. Vansickle
                                                    President




Date: November 18, 2002                   By:  /s/  James F. Dierberg
                                              ----------------------------------
                                                    James F. Dierberg

                                   Exhibit 3S

LISA K. VANSICKLE (President and Director, FBA Acquisition Corporation)

Residence or Business Address:              135 North Meramec
-----------------------------               Clayton, Missouri 63105


Principal Occupation or Employment:         Senior Vice President and Controller
----------------------------------

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank holding company
------------------

Address:                                    135 North Meramec
-------                                     Clayton, Missouri 63105

                                   Exhibit 3T

ALLEN H. BLAKE (Vice President, Assistant Secretary and Director of FBA Acquisition Corporation)

Residence or Business Address:             135 North Meramec
-----------------------------              Clayton, Missouri 63105

Principal Occupation or Employment:        President and Chief Financial Officer
----------------------------------

Name of Employer:                          First Banks, Inc.
----------------

Principal Business:                        Bank holding company
------------------

Address:                                   135 North Meramec
-------                                    Clayton, Missouri 63105

                                   Exhibit 3U

JOYCE O'MEARA (Vice President, Secretary and Director, FBA Acquisition Corporation)

Residence or Business Address:              135 North Meramec
-----------------------------               Clayton, Missouri 63105

Principal Occupation or Employment:         Investor Relations Representative
----------------------------------

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank holding company
------------------

Address:                                    135 North Meramec
-------                                     Clayton, Missouri 63105